Exhibit 99.1

Critical Metals Corp Secures US$120,000,000 LOI for a 15-Year Term Loan From the US Federal Government Bank (EXIM Bank) for the Development of its Tanbreez Rare Earth Project in Greenland

Non-dilutive funding package expected to be sufficient to enable the Tanbreez Project to complete pre-production activities and commence mining

NEW YORK, June 16, 2025 (GLOBE NEWSWIRE) -- Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp” or the “Company”), a leading critical minerals mining company, today announced that it has received a Letter of Interest from the Export-Import Bank of the United States (EXIM), for a total non-dilutive funding package of $120 million. This funding package from the U.S’s official export credit agency is expected to be used to develop the Tanbreez Project, one of the world’s largest rare earth deposits located in Greenland.

Based on preliminary information submitted by Critical Metals Corp for the Tanbreez Project, EXIM will consider financing up to $120 million of the project’s costs with a repayment term of 15 years under EXIM’s new Supply Chain Resiliency Initiative (SCRI). The amount of funding is expected to be sufficient for Critical Metals Corp to complete necessary technical and economic studies, pre-production activities, and begin mining at the Tanbreez Project.

The Company expects that the Tanbreez Project will require $290 million in capital expenditure to bring it to initial commercial production. In its initial commercial production phase, the Company expects that the Tanbreez Project will be capable of producing up to 85,000 metric tons of rare earth material annually.

“This is a tremendous milestone for Critical Metals Corp which highlights to the rare earths supply chain, Western Governments and investors that Tanbreez is a world-class asset that will provide mission-critical rare earth metals to counter China’s continued dominance,” said Tony Sage, CEO and Chairman of Critical Metals Corp. “The Company appreciates the support of EXIM Bank and the US Federal Government as well as our Greenland partners in this major achievement. We are now razor focused to put Tanbreez into production as soon as possible.”

In addition to continuing to progress its verification, de-risk the asset, and prepare for additional pre-production activities, including additional drilling, Critical Metals Corp expects to complete a definitive feasibility study by the end of 2025, which is expected to include important data, such as volumes and timeline estimates. In addition, the Company expects to invest $10 million in exploration expenses in Tanbreez in 2025 to have the option to acquire an additional 50.5% of the asset, bringing its total ownership to 92.5%.

The proposed funding package may be eligible for special consideration under Section 402 of EXIM's 2019 reauthorization, which directs EXIM to take steps to mitigate the competitive impact of export support provided by the People's Republic of China and other covered countries and/or to advance the comparative leadership of the United States in Transformational Export Areas.

The SCRI program is under The China and Transformational Exports Program (CTEP), which is an EXIM program established to help U.S. exporters compete with Chinese companies and ensure U.S. leadership in emerging technologies. Through CTEP, U.S. companies can benefit from reduced fees, extended repayment terms, and other tailored policies.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its flagship Project, Tanbreez, is one of the world's largest rare earth deposits and is located in Southern Greenland. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable asset in an expanding geostrategic critical metals portfolio.

With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, the clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://www.criticalmetalscorp.com/.

About the Export-Import Bank of the United States

The Export-Import Bank of the United States (EXIM) is the nation’s official export credit agency with the mission of supporting American jobs by facilitating U.S. exports. To advance American competitiveness and assist U.S. businesses as they compete for global sales, EXIM offers financing including export credit insurance, working capital guarantees, loan guarantees, and direct loans. As an independent federal agency, EXIM contributes to U.S. economic growth by supporting tens of thousands of jobs in exporting businesses and their supply chains across the United States. Learn more at www.exim.gov.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com